Mail Stop 6010
Via Facsimile and U.S. Mail

August 13, 2007

Candace Kendle, PharmD
Chairman, CEO and Principal Executive Officer
Kendle International, Inc.
441Vine Street, 1200 Rod Carew Tower
Cincinnati, Ohio 45202

> **Re:** **Kendle International, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed on March 16, 2007**
> **File No. 000-23019**

Dear Dr. Kendle:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant